Exhibit 12.1

Inergy, L.P. and Subsidiary

Computation of Ratio of Earnings to Fixed Charges

(In Thousands)

	Ended September 30,
	2004	2003	2002	2001	2000
Earnings:
Net income (loss)	$(4,596)	$13,512	$8,309	$4,349	$(1,829)
Income taxes	167	103	93	—	7
Interest expense	7,878	9,982	8,365	6,670	2,740
Interest portion of operating leases	1,519	938	683	221	162

Earnings for ratio calculation	$4,968	$24,535	$17,450	$11,240	$1,080

Fixed charges:
Interest expense	$7,878	$9,982	$8,365	$6,670	$2,740
Interest portion of operating leases	1,519	938	683	221	162

Total fixed charges	$9,397	$10,920	$9,048	$6,891	$2,902

Ratio of earnings to fixed charges	n/a	2.25	1.93	1.63	n/a

For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings (loss) from continuing operations before income taxes, plus fixed charges. Fixed charges consist of interest expense on all indebtedness and the amortization of deferred financing costs and interest associated with operating leases. Earnings were inadequate to cover fixed charges by $4.4 million for the year ended September 30, 2004 and $1.8 million for the year ended September 30, 2000.